Trans-Orient Petroleum Featured in Oil and Gas Online

Vancouver, BC; October 24, 2007 — Australasian oil and gas exploration company, Trans-Orient Petroleum Ltd. (OTCBB: TOPLF) is pleased to announce that the Company was featured in the October 22, 2007 edition of Oil and Gas Online.

A copy of the article can be viewed or downloaded from Trans-Orient’s online newsroom, in the third-party news stories section at:

http://transorient.com/news-oil.asp

No fee of any kind was paid to the aforementioned publication for this coverage.

Company Contact:
Dan Brown +1.604-682-6496
dbrown@transorient.com
www.transorient.com